Exhibit 99.1

NXT ANNOUNCES SEDAR FILING
 OF Q1-2013 RESULTS
AND CONVERSION OF PREFERRED SHARES

Highlights
m	Revenues of $2,684,095 in Q1-13
m	Net loss of $35,579
m	Positioned for continued growth with strong cash position and no debt

CALGARY, ALBERTA, May 27, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF), announces its financial and operating results for the three month period ended March 31, 2013 (“Q1-13”).  All selected and referenced financial information should be read in conjunction with the interim consolidated financial statements and management discussion and analysis (“MD&A”) which will be filed in Canada on SEDAR at www.sedar.com, in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.

Summary of Financial Results

NXT’s Q1-13 financial statements, with comparative totals for the three month period ended March 31, 2012 (“Q1-12”), are summarized as follows:

(all in Canadian $)	Q1-13	Q1-12
	(unaudited)	(unaudited)

Survey revenues	$2,684,095	$2,815,320

Survey costs	1,542,248	1,174,393
General & administrative expense	931,650	1,139,527
Amortization and other expenses (income), net	(153,770)	163,472
	2,320,128	2,477,392

Income before income taxes	363,967	337,928
Income tax expense	399,546	-
Net income (loss) for the period	(35,579)	337,928

Income (loss) per common share – basic and diluted	(0.00)	0.01

# of common shares outstanding as at end of period	39,554,959	38,251,626

Cash flow from operating activities:

Net income (loss) for the period	(35,579)	337,928
Add back non-cash items, net	(51,556)	94,418
	(87,135)	432,346
Net change in non-cash working capital balances	(776,265)	(1,559,311)
Net cash (used in) operating activities	(863,400)	(1,126,965)

	March 31, 2013	December 31, 2012
Working capital:	(unaudited)

Cash and short term investments	4,339,678	5,107,594
Other current assets	1,753,171	2,022,789
	6,092,849	7,130,383
Current liabilities	(1,075,066)	(2,181,827)
	5,017,783	4,948,556

George Liszicasz, NXT’s President & CEO noted “NXT remains on track to achieve its growth objectives for this year. The successful completion of the contract in Q1 for Pakistan Petroleum Ltd. has opened up new opportunities in the South Asia region and we are also actively pursuing potential new contract projects throughout Latin America.”

Conversion of preferred shares

In 2006 NXT issued a total of 10 million convertible preferred shares to Mr. George Liszicasz, the Company’s President & CEO, pursuant to a technology transfer agreement (the “TTA”) covering the use of the SFD® technology.  A total of 2 million of the preferred shares became convertible (on a one for one basis) into common shares upon issue in 2006.  The remaining 8 million preferred shares are non-voting, and are convertible on or before December 31, 2015 at NXT’s option, subject to earlier conversion under the TTA upon the reaching of defined cumulative revenue milestones.  Mr. Liszicasz, the holder of the preferred shares, had recently given NXT notice to formally convert the initial 2 million preferred shares, which has now occurred effective May 22, 2013.

Following this conversion, Mr. Liszicasz holds a total of 7,196,490 (17.3%) of NXT’s 41,554,959 outstanding common shares.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include survey contract opportunities and the potential future conversion of the outstanding preferred shares.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.